Exhibit 99.1

Americas Gold and Silver Provides Q1-2022 Production Results

This press release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated May 17, 2021, to its short form base shelf prospectus dated January 29, 2021

TORONTO--(BUSINESS WIRE)--April 19, 2022--Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American precious metals producer, is pleased to report production for the first quarter ended March 31, 2022. Production results, outlook and costs throughout this release production results are based on the Company’s 100% interest in the Cosalá Operations and 60% interest in the Galena Complex.

Highlights

● For Q1-2022, consolidated attributable production totalled approximately 300,000 silver ounces and 1,274,000 silver equivalent1 ounces. This represents a 45% increase in silver production and an 80% increase in silver equivalent production compared with Q4-2021.

● The Company estimates consolidated Q1-2022 cash cost2 per silver ounce of negative $9.55 per ounce and consolidated Q1-2022 all-in sustaining cost2 per silver ounce of $0.42 per ounce.

● Silver production is expected to continue to increase into the second half of 2022 as production ramps-up into the higher-silver grade Upper Zone of the San Rafael deposit at the Cosalá Operations and the Galena Hoist project at the Galena Complex is completed.

● The Company’s silver equivalent production guidance remains at 4.8 to 5.2 million ounces in 2022 with further increases forecast at 7.0 to 7.4 million ounces in 2024, increases of approximately 240% and 375%, respectively, compared with 2021.

● The balance sheet continues to improve with the resumption of mining at the Cosalá Operations in Q4-2021 and stronger metal prices. The Company has a cash and cash equivalents balance of $7.1 million as of March 31, 2022, compared with a cash and cash equivalents balance of $2.9 million as of December 31, 2022. The working capital deficit is estimated to also have improved since December 31, 2021 as a result of increased production and cash flows from the Cosalá Operations and notification of loan forgiveness under the U.S. CARES Act.

“The Company had a strong start to the 2022 and we expect that trend to continue as silver production ramps-up at both our Cosalá Operations in Sinaloa and the Galena Complex in Idaho over the rest of the year,” stated Americas President and CEO Darren Blasutti. “The Company’s balance sheet is steadily improving with the strong current silver, zinc and lead prices. Current spot silver and zinc are trading over 10% and 20% higher, respectively, than the average realized price the Company received this quarter. Strong metal prices and increasing silver production are expected to generate improved cash flow in the coming quarters.”

Consolidated Quarterly Production*

	Q1 – 2022	Q4 – 2021	% Increase (Q-over-Q)
Silver Production (ounces)	300,316 oz	206,548 oz	45%
Zinc Production (million pounds)	9.6 Mlbs	4.2 Mlbs	129%
Lead Production (million pounds)	6.4 Mlbs	4.6 Mlbs	39%
Silver Equivalent Production (ounces)	1,274,470 oz	707,876 oz	80%

* Silver equivalent ounces for Q1-2022 and Q4-2021 were calculated based on silver, zinc and lead realized prices during each respective period throughout this press release.

Cosalá Operations

The Cosalá Operations benefitted from its first full quarter of production in Q1-2022 following the resolution of the illegal blockade in Q4-2021. The operation had a successful quarter despite some minor ramp-up challenges including a 5-day period during the quarter without production. The Cosalá Operations produced 127 thousand ounces of silver, 3.9 million pounds of lead and 9.6 million pounds of zinc in Q1-2022. Cash costs per silver ounce and all-in sustaining costs per silver at the Cosalá Operations benefitted from strong current zinc and lead prices which have increased into Q2-2022.

The Cosalá Operations is expected to increase silver production through 2022 due to the growing contribution from higher-grade silver areas in the Upper Zone of the San Rafael mine in the second half of 2022. Silver production from the Cosalá Operations for the year continues to be estimated at 0.7 to 0.9 million ounces. Zinc production from the Cosalá Operations is expected to be approximately 36 to 40 million pounds while lead production is expected to be 13 to 15 million pounds.

Galena Complex

The Galena Complex attributable production was approximately 174 thousand ounces of silver and 2.5 million pounds of lead in Q1-2022. Silver production is estimated to increase in H2-2022 from a combination of mining higher tonnage in higher-grade silver copper stopes. The Company aims to complete the Galena Hoist project in Q4-2022 which will increase hoisting capacity at the operation in Q4-2022 and beyond. Cash costs per ounce and all-in sustaining costs per ounce at the Galena Complex are also anticipated to improve with the completion of the Galena Hoist project given that most of the operations costs are fixed and are expected to decrease on a per silver ounce basis assuming expected higher silver and lead production beyond 2022.

Attributable metal production from the Galena Complex in 2022 is estimated to be 0.7 to 0.9 million silver ounces and 9 to 11 million pounds of lead.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a growing precious metals mining company with multiple assets in North America. The Company owns and operates the Cosalá Operations in Sinaloa, Mexico, manages the 60%-owned Galena Complex in Idaho, USA, and is re-evaluating the Relief Canyon mine in Nevada, USA. The Company also owns the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas Gold and Silver’s expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver and other metals, the expected prices of gold, silver and other metals, as well as the related costs, expenses and capital expenditures; the recapitalization plan at the Galena Complex, including the expected production levels and potential additional mineral resources thereat; the expected timing and completion of the Galena Hoist project and the anticipated benefits thereof including increased hoisting capacity at the operations and expected improvements to cash costs per ounce and all-in sustaining costs per ounce following such completion; the expected continuity of full production levels at the Cosalá Operations and the continuity of legal access for employees and contractors; the expectations regarding the level of support from the Mexican government with respect to the long-term stability of Cosalá Operations, and its ability to maintain such support in the near- and long-term. Guidance and outlook contained in this press release was prepared based on current mine plan assumptions with respect to production, costs and capital expenditures, the metal price assumptions disclosed herein, and assumes no adverse impacts to operations from the COVID 19 pandemic and no further adverse impacts to the Cosalá Operations from blockades and is subject to the risks and uncertainties outlined below. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas Gold and Silver as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Gold and Silver to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas Gold and Silver, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak including the COVID-19 pandemic; the impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, including our ability to access goods and supplies, the ability to transport our products and impacts on employee productivity, the risks in connection with the operations, cash flow and results of the Company relating to the unknown duration and impact of the COVID-19 pandemic; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company’s projects; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments and other risks of the mining industry. The potential effects of the COVID-19 pandemic on our business and operations are unknown at this time, including the Company’s ability to manage challenges and restrictions arising from COVID-19 in the communities in which the Company operates and our ability to continue to safely operate and to safely return our business to normal operations. The impact of COVID-19 on the Company is dependent on a number of factors outside of its control and knowledge, including the effectiveness of the measures taken by public health and governmental authorities to combat the spread of the disease, global economic uncertainties and outlook due to the disease, and the evolving restrictions relating to mining activities and to travel in certain jurisdictions in which it operates. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information.

The 2022 and 2024 production outlook expectations set out in this press release are considered forward-looking statements and represent management’s good faith estimates or expectations of future production results as of the date hereof. Outlook is based upon certain assumptions, including, but not limited to, metal prices, certain exchange rates, the completion of the Recapitalization Plan at the Galena Complex on time and on budget, including the completion of the Galena hoist project and related engineering by Q4-2022, the Cosalá Operations remaining at full production and not experiencing any unanticipated work stoppages or interruptions, the Cosalá Operations accessing higher-grade silver areas in the Upper Zone of the San Rafael mine staring in the second half of 2022 and other assumptions. For example, 2022 production outlook includes actual results through March 31, 2022. Production estimates include the Galena Complex and assumes the completion of the Recapitalization Plan on time and on budget. Assumptions used for purposes of production outlook may prove to be incorrect and actual results may differ from those anticipated. Production outlook cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon production outlook and forward-looking statements as there can be no assurance that the plans, assumptions, or expectations upon which they are placed will occur.

Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas Gold and Silver’s filings with the Canadian Securities Administrators on SEDAR and with the SEC. Americas Gold and Silver does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas Gold and Silver does not give any assurance (1) that Americas Gold and Silver will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward‐looking information concerning Americas Gold and Silver are expressly qualified in their entirety by the cautionary statements above.

Non-IFRS Financial Measures

This press release makes reference to certain non-IFRS measures, including certain metrics specific to the industry in which we operate. These measures are not recognized measures under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), do not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures are not intended to represent, and should not be considered as alternatives to net income or other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or as a measure of liquidity. In addition to our results determined in accordance with IFRS, we use non-IFRS measures including cash costs per ounce, all in sustaining costs per ounce and average realized silver, zinc and lead prices. We believe these non-IFRS measures provide useful information to both management and investors in measuring our financial performance and condition and highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. For further information regarding these non-IFRS measures, please refer to “Non-GAAP and Other Financial Measures” in our management’s discussion and analysis for the financial year ended December 31, 2021 (the “FY2021 MD&A”), which is incorporated by reference herein and is available on our SEDAR profile at www.SEDAR.com or the Company’s website at www.americas-gold.com.

1Silver equivalent ounces for the 2022 guidance, and 2023 and 2004 outlook references were calculated based on $22.00/oz silver, $0.95/lbs lead and $1.30/lbs zinc throughout this press release. Silver equivalent ounces for Q4-2021 and full year 2021 were calculated based on silver, zinc and lead realized prices during each respective period throughout this press release.

2This metric is a non-GAAP financial measure or ratio. The Company uses the financial measures “Cash Cost”, “Cash Cost/Ag Oz Produced”, “All-In Sustaining Cost”, and “All-In Sustaining Cost/Ag Oz Produced” in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s underlying cash costs and total costs of operations. Cash cost is determined on a mine-by-mine basis and include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, while all-in sustaining cost is the cash cost plus all development, capital expenditures, and exploration spending. A full reconciliation of these non-GAAP financial measures will be provided when the Company reports its quarterly results on or before May 12, 2022.

Contacts

Stefan Axell
VP, Corporate Development & Communications
Americas Gold and Silver Corporation
416-874-1708

Darren Blasutti
President and CEO
Americas Gold and Silver Corporation
416‐848‐9503